UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  333-129768

Aegean Marine Petroleum Network Inc.
(Translation of registrant’s name into English)

42 Hatzikyriakou Avenue Piraeus, Athens J3 185 38
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. dated August 7, 2007 announcing second quarter 2007 financial results.

Exhibit 99.1

CONTACTS:
Ziad Nakhleh	E. Nikolas Tavlarios	Investor Relations:
Chief Financial Officer	President	Leon Berman, Principal
(011) 30-210-458-6200	(212) 763-5659	The IGB Group
znakhleh@ampni.com	ntavlarios@ampni.com	(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Second Quarter and Six Month 2007 Financial Results

PIRAEUS, Greece, August 7, 2007 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, today announced financial and operating results for the second quarter and six months ended June 30, 2007.

Second Quarter 2007 and Year-to-Date Highlights

•	Recorded net income of $7.0 million, or $0.17 basic and diluted earnings per share, in Q2 2007 and $13.6 million, or $0.32 basic and diluted earnings per share for the six months ended June 30, 2007
•	Excluding the net result of the Aegean Hellas, a 1982-built single-hull Aframax tanker that was sold on April 17, 2007, proforma net income was $6.0 million in Q2 2007
•	Increased sales volumes to 795,282 metric tons in Q2 2007 and 1,513,727 metric tons for the six months ended June 30, 2007
•	Generated gross spread on marine petroleum products of $20.0 million in Q2 2007 and $38.1 million for the six months ended June 30, 2007
•	Recorded operating income of $7.1 million in Q2 2007 and $13.1 million for the six months ended June 30, 2007
•	Expanded marine fuel logistics infrastructure
o	Took delivery of the Milos, a double-hull bunkering tanker newbuilding, on July 9, 2007
o	Took delivery of the Aegean Princess, a 1991-built and 2002-upgraded double-hull bunkering tanker, on May 25, 2007
o	Announced agreement to acquire the Angeles B, a 1980-built double-hull bunkering tanker, on July 9, 2007
•	Exercised options to build five new double-hull bunkering tankers at an expanded carrying capacity by 21% to 4,600 dwt per vessel

The Company recorded net income of $7.0 million, or $0.17 basic and diluted earnings per share, for the three months ended June 30, 2007. For purposes of comparison, the Company reported net income of $2.1 million, or $0.07 basic and diluted earnings per share, for the three months ended June 30, 2006. Following the Company’s $201 million initial public offering (IPO) in December 2006, the weighted average basic and diluted shares outstanding for the three months ended June 30, 2007 were 42,410,000 and 42,471,826, respectively. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2006 were 28,035,000.

Excluding the net result of the Aegean Hellas, a 1982-built single-hull Aframax tanker, proforma net income was $6.0 million in the second quarter of 2007 as compared to $2.6 million in the corresponding period a year ago. Results for the Aegean Hellas for the three months ended June 30, 2007 included a gain of $2.7 million from the sale of the vessel on April 17, 2007.

Total revenues for the three months ended June 30, 2007, increased by 39.8% to $282.6 million compared to $202.2 million for the same period in 2006. For the three months ended June 30, 2007, sales of marine petroleum products increased by 40.6% to $282.2 million compared to $200.7 million for the year-earlier period. Average marine fuel cost prices for the three months ended June 30, 2007 declined to $328.1 per metric ton compared to average marine fuel cost prices of $334.2 per metric ton for the same period in 2006.

Results for the second quarter of 2007 were driven by a 46.0% increase in the gross spread on marine petroleum products to $20.0 million compared to $13.7 million for the same period in 2006. For the three months ended June 30, 2007, the volume of marine fuel sold increased 43.2% to 795,282 metric tons compared to 555,249 metric tons in the year-earlier period. Sales volumes in Greece were positively affected by improved market conditions following a dockworkers union strike that ended in late December 2006. In addition, sales volumes in the Unites Arab Emirates (UAE) increased due to the return of more normal supply conditions in this market during the second quarter of 2007. During the three months ended June 30, 2007, the gross spread per metric ton of marine fuel sold increased by $0.5 per metric ton, to $25.1 per metric ton, compared to $24.6 per metric ton during the three months ended June 30, 2006.

Operating income for the second quarter of 2007 was $7.1 million compared to $4.9 million for the same period in 2006. Operating expenses, excluding the cost of fuel, increased to $16.0 million for the three months ended June 30, 2007 compared to $10.3 million for the same period in 2006.  The increase in Aegean’s operating expenses, excluding the cost of fuel, during the second quarter of 2007 was primarily due to higher general and administrative costs associated with Aegean’s transformation to a public company in December 2006.  These costs are anticipated to stabilize by the end of 2007.  Operating expenses, excluding the cost of fuel, also increased due to a larger fleet of bunkering tankers owned and operated by the Company and higher amortization of drydocking costs, as well as storage costs in Gibraltar which did not apply during the three months ended June 30, 2006.

E. Nikolas Tavlarios, President, commented, “During the second quarter, Aegean continued the successful execution of its well-capitalized growth plan. Specifically, we took delivery of the Aegean Princess, a 1991-built and 2002-upgraded 7,030 dwt double-hull bunkering tanker. Building on this success, we took delivery of the Milos, a 4,600 dwt double-hull bunkering tanker newbuilding, and announced an agreement to acquire the Angeles B, a 1980-built 11,474 dwt double-hull bunkering tanker, in July. The Milos is the first of seven double-hull newbuildings scheduled to be delivered in 2007 and we remain on track to expand our fleet to a total of 44 double-hull bunkering tankers in 2010. Included in this strong growth are the options we exercised in July to build five new double-hull bunkering tankers at an expanded carrying capacity by 21% to 4,600 dwt.”

Mr. Tavlarios continued, “Complementing our enhanced delivery capabilities, we intend to launch five additional service centers, two of which are scheduled to open in 2007. We have made important strides in identifying strategic service center locations that meet our strict criteria. Currently, we anticipate launching our latest service center during the third quarter of 2007 and opening another center during the fourth quarter of 2007, increasing our total to seven. We believe our considerable financial strength following our $201 million IPO in December 2006 and our fleet expansion program bodes well for Aegean to further grow its full-service marine fuel logistics infrastructure from procurement through delivery and take advantage of the positive fundamentals in the industry.”

For the six months ended June 30, 2007, the Company recorded net income of $13.6 million, or $0.32 basic and diluted earnings per share for the six months ended June 30, 2007, compared to net income of $8.9 million, or $0.32 basic and diluted earnings per share, for the six months ended June 30, 2006. The weighted average basic and diluted shares outstanding for the six months ended June 30, 2007 were 42,410,000 and 42,449,028, respectively. The weighted average basic and diluted shares outstanding for the six months ended June 30, 2006 were 28,035,000.

Total revenues for the first six months in 2007 increased by 32.2% to $496.4 million compared to $375.4 million for the same period in 2006. For the six months ended June 30, 2007, sales of marine petroleum products increased by 33.6% to $493.9 million compared to $369.7 million for the same period in 2006.

Results for the six months ended June 30, 2007 were led by a 47.7% increase in the gross spread on marine petroleum products to $38.1 million compared to $25.8 million for the same period a year ago. For the six months ended June 30, 2007, the volume of marine fuel sold increased 42.4% to 1,513,727 metric tons compared to 1,063,324 metric tons in the year-earlier period. Sales volume during the first half of 2007 included six months of sales related to the Company’s service center in Singapore, which commenced physical supply operations in June 2006, compared to one month of physical supply sales in this market during the first half of 2006. During the six months ended June 30, 2007, the gross spread per metric ton of marine fuel sold increased by $0.9 per metric ton, to $24.9 per metric ton, compared to $24.0 per metric ton during the six months ended June 30, 2006.

Operating income for the six months ended June 30, 2007 was $13.1 million compared to $12.7 million for the same period in 2006. The increase in operating income was attributable to higher revenues, which was partially offset by higher operating expenses as well as higher general and administrative costs associated with Aegean’s transformation to a public company.

Ziad Nakhleh, Chief Financial Officer, stated, “Our financial results for the second quarter reflect continued growth in fuel sales volume and bunkering tanker utilization, driven by positive sales momentum in Singapore and improved market conditions in both Greece and the UAE. In addition, the execution of our strategy to capitalize on our strong working capital position following our IPO has enabled Aegean to increase sales volume during a period of escalating marine fuel prices. As we continue to expand our integrated logistics platform through our well-capitalized growth plan, we intend to further increase fuel sales volume and asset utilization for the benefit of our shareholders.”

Liquidity and Capital Resources
As of June 30, 2007, the Company had cash and cash equivalents of $46.0 million and working capital of $103.3 million.

Net cash used in operating activities was $7.3 million for the three months ended June 30, 2007. Net income, as adjusted for non-cash items, was $7.0 million for the period.  However, the net positive change in working capital accounts utilized $13.2 million in cash during the period and the Company made drydocking payments of $1.1 million during the period. Net cash used in operating activities was $10.9 million for the six months ended June 30, 2007.

Net cash used in investing activities was $18.6 million for the three months ended June 30, 2007, mainly due to additional payments of $11.9 million under the Company’s construction contracts with the shipyards as well as payments totaling $14.8 million relating to the acquisition of assets, including the purchase of the Aegean Princess, a 1991-built and 2002-upgraded 7,030 dwt double-hull bunkering tanker. The Company received net proceeds of $8.3 million for the sale of the Aegean Hellas. Net cash used in investing activities was $37.1 million for the six months ended June 30, 2007.

Net cash provided by financing activities was $8.9 million for the three months ended June 30, 2007, mainly due to additional drawdowns under the Company’s term loan facilities to finance a portion of the Company’s construction costs of its vessels. Net cash provided by financing activities was $11.6 million for the six months ended June 30, 2007.

As of June 30, 2007, the Company had approximately $81.0 million in available liquidity to finance working capital requirements, which includes unrestricted and undesignated cash and cash equivalents and a revolving $50.0 million overdraft facility under the Company’s $183.4 million senior secured credit facility. Furthermore, as of June 30, 2007, the Company had a $100.0 million revolving guarantee and letter of credit facility under the Company’s $183.4 million senior secured credit facility. Standby letters of credit are critical drivers of growth in the marine fuel industry as most suppliers of refined marine fuel transact on a secured basis. As of June 30, 2007, the Company had available funds of approximately $148.9 million under the Company’s secured term loans to finance the construction of its new double-hull bunkering tankers.

Expansion of Marine Fuel Logistics Infrastructure
On May 25, 2007, the Company took delivery of the Aegean Princess, a 1991-built and 2002-upgraded 7,030 dwt double-hull bunkering tanker, from Sirius Shipping AB, an unrelated third party.

On July 9, 2007, the Company announced it took delivery of the Milos, a 4,600 dwt double-hull bunkering tanker newbuilding, from Fujian Southeast Shipyard in China and announced it entered into an agreement to purchase the Angeles B, a 1980-built 11,474 dwt double-hull bunkering tanker. Aegean expects to take delivery of the Angeles B in August 2007 upon the completion of obligations by the previous owner of the vessel.

On July 9, 2007, the Company also announced it exercised options to build five new double-hull bunkering tankers with Fujian Southeast Shipyard, China. The five vessels are scheduled to be delivered in 2009. These options are part of the transaction entered into with Fujian Southeast Shipyard in 2005 to build 10 new double-hull bunkering tankers, which are scheduled to be delivered between 2007 and 2008. The anticipated carrying capacity for each of these five newbuildings as well as the remaining nine vessels to be delivered from Fujian Southeast Shipyard will be 4,600 dwt, representing a 21% increase from the original tonnage of 3,800 dwt.

Summary Consolidated Financial and Other Data

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$200,711	$282,244	$369,694	$493,921
Voyage and other revenues	1,471	400	5,755	2,480
Total revenues	202,182	282,644	375,449	496,401
Cost of marine petroleum products sold	186,997	262,228	343,859	455,816
Salaries, wages and related costs	3,126	5,262	5,855	9,771
Depreciation and amortization	1,194	2,053	2,178	4,287
Gain on sale of vessel	-	(2,693)	-	(2,693)
All other operating expenses	5,932	8,692	10,861	16,126
Operating income	4,933	7,102	12,696	13,094
Net financing cost (income)	1,169	(253)	2,042	(835)
Other non-operating expenses	1,667	308	1,782	294
Net income	$2,097	$7,047	$8,872	$13,635

Basic and diluted earnings per share (U.S. dollars)	$0.07	$0.17	$0.32	$0.32

Other Financial Data:
Gross spread on marine petroleum products(1)	$13,714	$20,016	$25,835	$38,105
Gross spread on lubricants(1)	73	44	315	350
Gross spread on marine fuel(1)	13,641	19,972	25,520	37,755
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	24.6	25.1	24.0	24.9
Net cash provided by (used in) operating activities	19,172	(7,345)	20,614	(10,906)
Net cash used in investing activities	(11,309)	(18,642)	(16,553)	(37,066)
Net cash provided by financing activities	$6,765	$8,927	$11,269	$11,567

Sales Volume Data (Metric Tons): (2)
Greece service center	135,611	115,988	264,660	212,458
Gibraltar service center	137,928	276,194	288,752	551,185
UAE service center	115,622	144,192	269,163	277,703
Jamaica service center	119,911	132,907	183,951	288,764
Singapore service center	44,025	118,136	44,025	171,402
Other sales volumes(3)	2,152	7,865	12,773	12,215
Total sales volumes	555,249	795,282	1,063,324	1,513,727

Other Operating Data:
Number of bunkering tankers, end of period(4)	11.0	13.0	11.0	13.0
Average number of bunkering tankers(4)(5)	10.6	12.4	10.3	12.2
Number of owned storage facilities, end of period(6)	-	1.0	-	1.0

	As of December 31, 2006	As of June 30, 2007
		Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	82,425	46,020
Gross trade receivables	67,909	104,027
Allowance for doubtful accounts	1,106	1,627
Inventories	30,634	43,583
Current assets	183,742	203,132
Total assets	315,877	373,120
Trade payables	62,075	91,839
Current liabilities (including current portion of long-term debt)	68,019	99,786
Total debt	33,496	46,289
Total liabilities	100,878	144,637
Total stockholder’s equity	214,999	228,483

Working Capital Data:
Working capital(7)	115,723	103,346
Working capital excluding cash and debt(7)	33,381	58,368

(1)
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold, i.e, the amount the Company pays its suppliers for those products.  For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2007	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	200,711	282,244	369,694	493,921
Less: Cost of marine petroleum products sold	(186,997)	(262,228)	(343,859)	(455,816)
Gross spread on marine petroleum products	13,714	20,016	25,835	38,105
Less: Gross spread on lubricants	73	44	315	350
Gross spread on marine fuel	13,641	19,972	25,520	37,755

Sales volume of marine fuel (metric tons)	555,249	795,282	1,063,324	1,513,727

Gross spread per metric ton of marine fuel sold (U.S. dollars)	24.6	25.1	24.0	24.9

The amount that the Company has to pay for marine petroleum products to fulfil a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measure of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs and other vessel operating expenses) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(2)
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s service centers include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where the Company conducts operations through its related company, Aegean Oil.

Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

(3)
Other sales volumes represent sales volumes of marine fuel not attributed to any of the Company’s service centers.  From time to time, the Company conducts limited marine fuel trading activities, generally in locations where the Company does not have service centers.  This business involves activities whereby the Company contracts with third party physical suppliers to sell the Company marine fuel and to deliver the marine fuel to a customer in the relevant port. These trading activities do not involve the Company’s physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, the Company typically earns a significantly lower gross spread from its trading activities than from its physical supply activities.

(4)
This data does not include the Company’s recently sold Aframax tanker, the Aegean Hellas, and Panamax tanker, the Fos, because these vessels are not classified as bunkering tankers. The Company used the Aegean Hellas as an ocean-going tanker and uses the Fos as a floating storage facility in Gibraltar.

(5)
Average number of bunkering tankers is the number of bunkering tankers in the Company’s fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

(6)
During the six months ended June 30, 2007, the Company used its double hull Panamax tanker, the Fos, as a floating storage facility in Gibraltar. During the six months ended June 30, 2006, the Company did not own storage facilities in Gibraltar.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

(7)
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Second Quarter 2007 Dividend Announcement
On August 7, 2007, the Company’s Board of Directors declared a second quarter 2007 dividend of $0.01 per share payable on September 6, 2007 to shareholders of record as of August 22, 2007. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Wednesday, August 8, 2007, to discuss its 2007 second quarter results.  Investors may access the webcast, and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing 800-500-0311 (for U.S.-based callers) or 719-457-2698 (for international callers) and enter the passcode: 5427800.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through August 22, 2007, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 5427800.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  Through its service centers in Greece, Gibraltar, Singapore, Jamaica and the United Arab Emirates, the Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See unaudited consolidated financial statements attached)

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2007
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2006	June 30, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,425	$46,020
Trade receivables, net of allowance for doubtful accounts of $1,106 and $1,627, as of December 31, 2006 and June 30, 2007, respectively	66,803	102,400
Due from related companies	469	6,562
Inventories	30,634	43,583
Prepayments and other current assets	2,661	3,817
Restricted cash	750	750
Total current assets	183,742	203,132

FIXED ASSETS:
Advances for vessels under construction and acquisitions	46,779	80,746
Vessels, cost	70,943	77,959
Vessels, accumulated depreciation	(9,662)	(10,680)
Vessels’ net book value	61,281	67,279
Other fixed assets, net	1,206	1,250
Total fixed assets	109,266	149,275

OTHER NON-CURRENT ASSETS:
Restricted cash	12,336	11,355
Deferred charges, net	10,519	9,338
Other non-current assets	14	20
Total assets	$315,877	$373,120

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$833	$1,792
Trade payables to third parties	42,872	68,805
Trade payables to related companies	19,203	23,034
Other payables to related companies	125	144
Accrued and other current liabilities	4,986	6,011
Total current liabilities	68,019	99,786

LONG-TERM DEBT, net of current portion	32,663	44,497

OTHER NON-CURRENT LIABILITIES	196	354

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,410,000 shares, issued and outstanding at December 31, 2006 and June 30, 2007	424	424
Additional paid-in capital	185,103	185,803
Retained earnings	29,472	42,256
Total stockholders’ equity	214,999	228,483

Total liabilities and stockholders’ equity	$315,877	$373,120

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Six Months Ended June 30,
	2006	2007

REVENUES:
Sales of marine petroleum products – third parties	$363,494	$487,403
Sales of marine petroleum products – related companies	6,200	6,518
Voyage revenues	4,997	1,901
Other revenues	758	579

Total revenues	375,449	496,401

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	260,984	385,209
Cost of marine petroleum products sold – related companies	82,875	70,607
Salaries, wages and related costs	5,855	9,771
Depreciation	1,730	2,630
Amortization of drydocking costs	448	1,657
Management fees	91	54
Gain on sale of vessel	-	(2,693)
Other operating expenses	10,770	16,072

Total operating expenses	362,753	483,307

Operating income	12,696	13,094

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs	(1,588)	-
Interest and finance costs	(2,377)	(719)
Interest income	335	1,554
Foreign exchange losses, net	(180)	(293)
	(3,810)	542

Income before income taxes	8,886	13,636

Income taxes	(14)	(1)

Net income	$8,872	$13,635

Basic earnings per common share	$0.32	$0.32
Diluted earnings per common share	$0.32	$0.32

Weighted average number of shares, basic	28,035,000	42,410,000
Weighted average number of shares, diluted	28,035,000	42,449,028

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Six Months Ended June 30,
	2006	2007
Cash flows from operating activities:
Net income	$8,872	$13,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,730	2,630
Provision for doubtful accounts	224	521
Restricted stock amortization	-	700
Amortization of deferred charges	474	1,676
Gain on sale of vessel	-	(2,693)
Other non-cash charges	57	158
Changes in assets and liabilities
Increase in trade receivables	(3,756)	(36,118)
Decrease (increase) in due from related companies	1,308	(6,093)
Increase in inventories	(13,148)	(12,949)
Increase in prepayments and other current assets	(2,150)	(1,156)
Increase in trade payables	28,251	29,764
Increase in other payables to related companies	29	19
Increase in accrued and other current liabilities	1,797	1,025
Decrease (increase) in other non-current assets	870	(6)
Payments for dry-docking	(3,944)	(2,019)
Net cash provided by (used in) operating activities	20,614	(10,906)

Cash flows from investing activities:
Advances for vessels under construction	(9,901)	(18,519)
Advances for vessel acquisitions	(19,694)	(27,688)
Net proceeds from sales of vessels	12,900	8,276
Purchase of other fixed assets	(19)	(116)
Decrease in restricted cash	161	981
Net cash used in investing activities	(16,553)	(37,066)

Cash flows from financing activities:
Proceeds from long-term debt	12,802	12,793
Repayment of long-term debt	(1,831)	-
Net change in short-term borrowings	4,512	-
Financing costs paid	(214)	(375)
Dividends paid	(4,000)	(851)
Net cash provided by financing activities	11,269	11,567

Net increase (decrease) in cash and cash equivalents	15,330	(36,405)
Cash and cash equivalents at beginning of period	7,602	82,425
Cash and cash equivalents at end of period	$22,932	$46,020

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2007.

The unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s audited combined and consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2006.

2.      Adoption of New Accounting Standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) AUG AIR-1, "Accounting for Planned Major Maintenance Activities" (“FSP AUG AIR-1”). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, "Audits of Airlines," and Accounting Principles Board (“APB”) Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. The adoption of this FSP did not have a material impact on the Company’s financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”).  SFAS 155 amends SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company’s financial statements.

3.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	June 30, 2007
Held for sale:
Marine Fuel Oil	21,535	37,391
Marine Gas Oil	7,972	5,431
	29,507	42,822
Held for consumption:
Marine fuel	654	357
Lubricants	394	333
Victuals	79	71
	1,127	761

Total	30,634	43,583

4.      Advances for Vessels Under Construction and Acquisitions:

On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Liberian-flagged 67,980 dwt (built in 1983) double-hull Panamax tanker, the Ouranos, which it intends to position at one of its ports as a floating storage facility. The purchase price of this vessel was $11,750 and the delivery of the vessel occurred on February 20, 2007. This vessel is in process of undergoing modifications to its infrastructure, which modifications are critical for its use as a floating storage facility. Accordingly, these modification costs will be capitalized as part of the acquisition cost of this asset. Furthermore, transportation and positioning costs will be capitalized as part of the acquisition cost of this asset. This asset is expected to be operational within July 2007. As of June 30, 2007, the cost of this asset includes $3,698 of amounts which were not included in the contract price of the vessel but which were material expenses incurred upon acquisition.

On May 25, 2007, and in connection with the call option agreement with the Fujian Southeast Shipyard (“Fujian”), the Company signed five separate shipbuilding contracts with Fujian for five 3,800 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-11 to 15). The construction price of each contract is $7,890, of which $755 is payable in advance, $1,132 is payable upon steel-cutting, $1,132 is payable upon keel-laying, $1,133 is payable upon launching and $3,738 is payable upon delivery and acceptance. No advances had been made at June 30, 2007.

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

The amounts shown in the accompanying consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

As of June 30, 2007, advances for vessels under construction and acquisitions, is analyzed as follows:

			June 30, 2007
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Expenses	Total
Fujian Shipyard
DN-3500-1	2007	8,425	8,025	350	8,375
DN-3500-2	2007	8,425	4,593	258	4,851
DN-3500-3	2007	8,425	4,593	202	4,795
DN-3500-4	2007	8,425	2,953	109	3,062
DN-3500-5	2007	8,425	2,952	93	3,045
DN-3500-6	2008	8,425	1,933	51	1,984
DN-3500-7	2008	8,425	1,933	41	1,974
DN-3500-8	2008	8,425	1,932	81	2,013
DN-3500-9	2008	8,425	757	72	829
DN-3500-10	2008	8,425	757	72	829
DN-3500-11*	2009	7,890	-	-	-
DN-3500-12*	2009	7,890	-	-	-
DN-3500-13*	2009	7,890	-	-	-
DN-3500-14*	2009	7,890	-	-	-
DN-3500-15*	2009	7,890	-	-	-
Severnav Shipyard
N 2220000	2007	10,959	3,698	253	3,951
N 2230007	2007	10,986	3,725	237	3,962
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	2,000	41	2,041
QHS-208	2009	11,600	2,000	41	2,041
QHS-209	2009	11,600	2,000	41	2,041
QHS-210	2009	11,600	2,000	41	2,041
QHS-215	2009	11,600	2,000	41	2,041
QHS-216	2009	11,600	2,000	42	2,042
QHS-217	2009	11,600	2,000	41	2,041
QHS-220	2008	11,000	4,940	131	5,071
QHS-221	2008	11,000	2,900	100	3,000
QHS-222	2009	11,000	1,020	67	1,087
QHS-223	2009	11,000	1,020	67	1,087
QHS-224	2009	11,000	1,020	75	1,095
Acquired Assets
Ouranos	2007	11,750	11,750	3,698	15,448

	Total	293,595	74,501	6,245	80,746

* Contract amount does not include the contract with the engineering firm which, as of June 30, 2007, was not signed. This contract is expected to be signed during the third quarter of 2007.

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

During the six months ended June 30, 2007, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2007	46,779
Advances for vessels under construction and related costs	18,519
Payments for second hand vessel acquisitions and related costs	27,688
Vessels acquired and delivered	(12,240)
Balance, June 30, 2007	80,746

As of June 30, 2007, the remaining obligations under these contracts are payable as follows:

Amount
July 1 to December 31, 2007	60,551
2008	91,010
2009	67,533
219,094

5.      Vessels:

During the six months ended June 30, 2007, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2007	70,943	(9,662)	61,281
- Vessels acquired and delivered	12,240	-	12,240
- Disposals	(5,224)	1,540	(3,684)
- Depreciation	-	(2,558)	(2,558)
Balance, June 30, 2007	77,959	(10,680)	67,279

On April 17, 2007, the Company sold the vessel, Aegean Hellas, to an unaffiliated third-party purchaser for an aggregate price of $8,791. The gain on sale of $2,693 resulted from the sale price reduced by the related sales expense of $515, the carrying value of the asset of $3,684 and the carrying value of unamortized dry-docking costs of $1,899, which is separately reflected in the accompanying consolidated statement of operations for the six months ended June 30, 2007.

On May 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Swedish-flagged 7,030 dwt (built in 1991) double hull bunkering tanker, M/T Nautilus (renamed “Aegean Princess”). The capitalized cost of $12,240 includes the purchase price of the vessel of $12,000 and capitalized expenses of $240. The delivery of the vessel occurred on May 25, 2007.

6.      Deferred Charges:

During the six months ended June 30, 2007, the movement of the account, deferred charges, was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2007	9,884	635	10,519
- Additions	2,019	375	2,394
- Disposals	(1,899)	-	(1,899)
- Amortization	(1,657)	(19)	(1,676)
Balance, June 30, 2007	8,347	991	9,338

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of operations.

7.	Total Debt:

The amounts comprising total debt are presented in the accompanying consolidated balance sheets as follows:

Loan Facility	December 31, 2006	June 30, 2007
Secured syndicated term loan dated 10/26/2005	13,503	13,846
Secured syndicated term loan dated 8/30/2005	4,964	7,820
Secured credit facility dated 12/19/2006	4,175	10,855
Secured term loan dated 10/25/2006	2,350	3,760
Secured term loan dated 10/27/2006	1,504	3,008
Secured syndicated term loan dated 10/30/2006	7,000	7,000
Total	33,496	46,289
Less: Current portion of long-term debt	833	1,792
Long-term debt, net of current portion	32,663	44,497

The annual principal payments of long-term debt required to be made after June 30, 2007, are as follows:

Amount
July 1 to December 31, 2007	537
2008	2,707
2009	3,202
2010	3,449
2011	3,158
2012 and thereafter	33,236
46,289

8.      Other Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Six Months Ended June 30,
	2006	2007
Vessel voyage expenses	2,529	2,082
Vessel insurance	728	734
Vessel repairs and maintenance	887	1,276
Vessel spares and consumable stores	678	934
Vessel consumption of marine petroleum products	1,466	2,832
Provision for doubtful accounts	224	521
Storage costs	837	484
Other	3,421	7,209
Total	10,770	16,072

9.	Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company’s Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff’s calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these  consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these combined and consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

10.           Equity Incentive Plan:

On February 27, 2007, the Company granted 109,167 shares of restricted common stock to certain employees of the Company under the 2006 Equity Incentive Plan (“2006 Plan”) adopted by the Company on November 2, 2006. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter. The foregoing grant is subject to accelerated vesting upon certain circumstance set forth in the 2006 Plan.

On May 22, 2007, the Company granted 29,600 shares of restricted common stock to four non-executive members of the Board of Directors under the 2006 Plan. With respect to 19,600 shares, the restricted shares vest and the restrictions lapse on the date of the 2008 Annual Meeting of Shareholders. The remaining 10,000 shares vest on the date of the 2009 Annual Meeting of Shareholders.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the six months ended June 30, 2007 (in thousands, except for weighted average grant date fair value):

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2007	107	15.75
Granted	139	14.98
June 30, 2007	246	15.32

The grant-date fair values of the restricted stock are determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $700 was recognized and included under salaries, wages and related costs in the accompanying consolidated statement of operations for the six months ended June 30, 2007.

As of June 30, 2007, there was $3,029 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at June 30, 2007, is expected to be recognized as compensation expense over a weighted average period of 2.3 years as follows:

Amount
July 1 to December 31, 2007	1,003
2008	1,136
2009	548
2010	263
2011	79
3,029

11.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. As of June 30, 2007, the Company had no shares of preferred stock issued and outstanding and had 42,410,000 shares of common stock, with a par value of $0.01, issued and outstanding.

During the six months ended June 30, 2007, the Company declared and paid dividends of $851.

12.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company’s total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Six Months Ended June 30,
	2006	2007
Greece	90,794	70,127
Gibraltar	97,082	174,392
United Arab Emirates	92,753	90,991
Jamaica	65,056	93,142
Singapore	15,724	57,292
Other	8,285	7,977
Total	369,694	493,921

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio. The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2006	June 30, 2007
Gibraltar	23,492	34,944
United Arab Emirates	14,572	13,887
Jamaica	14,071	7,323
Singapore	5,656	11,472
United States of America	785	772
Greece	123	131
International waters	3,788	-
Total	62,487	68,529

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              AEGEAN MARINE PETROLEUM NETWORK INC.
                                 (registrant)

Dated:  August 20, 2007                                  By:  /s/ E. Nikolas Tavlarios
               Name:  E. Nikolas Tavlarios
               Title:    President